UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Athira Pharma, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
04746L104
(CUSIP Number)
April 10, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04746L104		13G	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Richard A. Kayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 200
	6	SHARED VOTING POWER 1,983,468
	7	SOLE DISPOSITIVE POWER 200
	8	SHARED DISPOSITIVE POWER 1,983,468
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON IN

Item 1(a): Name of Issuer:
Athira Pharma, Inc. (the "Issuer").
Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at 18706 North Creek Parkway, Suite 104, Bothell, WA 98011.
Item 2(a): Name of Person Filing:
This Statement is filed on behalf of Richard A. Kayne (“Mr. Kayne”).  Mr. Kayne is referred to as the “Reporting Person” in this Statement.  Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Item 2(b): Address of Principal Business Office or, if None, Residence:
The address of the principal business office of Mr. Kayne is 1800 Avenue of the Stars, Third Floor Los Angeles, CA 90067.
Item 2(c): Citizenship:
Mr. Kayne is a United States citizen.
Item 2(d): Title of Class of Securities:
Common Stock, $0.0001 par value per share ("Common Stock").
Item 2(e): CUSIP Number:
04746L104.
Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4: Ownership:

(a) Amount beneficially owned: 1,983,668 shares of Common Stock.
(b) Percent of class: 5.228%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 37,944,190 shares of the Issuer’s Common Stock outstanding as of March 22, 2023, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 5, 2023. Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on April 20, 2023.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 200
(ii)	Shared power to vote or direct the vote: 1,983,468
(iii)	Sole power to dispose or direct the disposition: 200
(iv)	Shared power to dispose or direct the disposition: 1,983,468

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
Item 6: Ownership of More than Five Percent on Behalf of Another Person:
Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8: Identification and Classification of Members of the Group:
Not applicable.
Item 9: Notice of Dissolution of Group:
Not applicable.
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2023

/s/ Richard A. Kayne
RICHARD A. KAYNE